RECEIVED

2007 MAY 11 A 10: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

07023453

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

01 May 2007

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

SUPPL

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Total Voting Rights	30/04/2007

Yours faithfully,

Pramila Bharj
Enc

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

dlw 5/14

Catlin Group

RECEIVED

2007 MAY 11 A 10: 3

FICE OF INTERNATIONAL CORPORATE FINANCE

Print

REG-Catlin Group Limited Total Voting Rights
Released: 30/04/2007

RNS Number:7384V
Catlin Group Limited
30 April 2007

30 April 2007

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the FSA's Disclosure and Transparency Rules ("Rules"), we notify the market of the following:

The Company's share capital is now 252,936,234 common shares of $0.01 each in the capital of the Company ("Common Shares") with voting rights following the issue of 2,852,965 Common Shares in respect of the exercise of warrants on 5 April 2007, and the issue of 28,198 Common Shares pursuant to the exercise of share options under the Company's Long Term Incentive Plan. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 252,936,234.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the Rules.

END
TVREANLEDAAXEEE

END